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                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                               November 19, 2003
                                                            Notice of Correction

                              HANARO TELECOM, INC.

1.   Subject of correction : New share issuance
2.   Date of local filing : August 29, 2003
3. Ground for correction : To confirm the closing date, subscribers of the new share issuance in the form of private placement, and the new largest shareholder (Date of BOD resolution : November 18, 2003)
4.   Details of correction

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
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                                                Before                                                  After
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
10. Closing date                              20-Nov-03                                               18-Nov-03
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                        8. The closing date is tentative.                      8. Upon the completion of new share share issuance
-----------------------------------------------------------------------------  hereto, the largest shareholder may change.
20. Others              9. Upon the completion of new share share issuance     - New largest sharehodler upon the new share
                        hereto, the largest shareholder may change.            issuance : AIF NT, Ltd. (relationship to
                         - New largest shareholder upon the new share          Haanro : N/A)
                        issuance : the investor group led by AIG and           - Objective of subscription/financing method :
                        Newbridge and/or members of the group (relationship    management control over Hanaro/financing by forming
                        to Hanaro : N/A)                                       an investment consortium

                         - Objective of subscription/financing method :        - Composition of management upon the new share
                        management control over Hanaro/ financing by           issuance : Conditional upon the deal closing on
                        forming an investment consortium                       October 21, 2003, the Company's 8 directors resigned,
                                                                               2 non-standing directors and 3 outside directors were
                        10. The names of subscription company have not yet     newly nominated, and 2 outside directors were
                        been confirmed. The Company will make timely           re-nominated at the Company's October 21
                        disclosure as the parties to the proposed private      Extraordinary Shareholder Meeting.
                        placement hereto are confirmed.                        -----------------------------------------------------
                                                                               9. For the names of subscription companies, please
                        11. The deal is expected to be closed by the           refer to the table below.
                        Closing date.                                          -----------------------------------------------------
                                                                               10. The new share issuance hereto includes shares
                                                                               which exceed the 49% foreign ownership limit set by
                                                                               the Telecommunications Business Law of Korea. Such
                                                                               shares shall not have voting rights until the
                                                                               Company's foreign ownership falls below 49%. For more
                                                                               details, please see below.
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[New Share Issuance : Private Placement]
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
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    Subscribers                                    Relationship                             Number of Shares          Remark
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
Investor group led
by AIG and Newbridge
and/or members of the                                    -                                     182,812,500       Before correction
group (relationship
to Hanaro : N/A)
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Newbridge Asia HT, L.P.                      - (within the 49% limit)                           38,727,029       After correction
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Newbridge Asia HT, L.P.                       - (over the 49% limit)                            10,808,770
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AIF II NT, Ltd.                     Largest shareholder (within the 49% limit)                  29,448,941
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AIF II NT, Ltd.                      Largest shareholder (over the 49% limit)                    9,007,309
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AOF NT, Ltd.              Special party to the largest shareholder (within the 49% limit)       22,920,413
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AOF NT, Ltd.               Special party to the largest shareholder (over the 49% limit)         1,801,462
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United Classic
Investments Limited                                      -                                      20,392,746
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HT Holdings V, L.P.                                      -                                       9,418,330
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HT Holdings V, L.P.                                      -                                       7,325,000
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HT Holdings V, L.P.                                      -                                       9,156,250
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HT Holdings V, L.P.                                      -                                      10,987,500
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HT Holdings V, L.P.                                      -                                      12,818,750
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